1

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 1998


                           TURBODYNE TECHNOLOGIES INC.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


       Suite 510, 1090 West Pender Street, Vancouver, BC, Canada, V6E 2N7
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20- F or Form 40-F.

                              Form 20-F X   Form 40-F
                                       ---            ---


[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes           No X
                                   ---         ---

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82
                                                ------

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         TURBODYNE TECHNOLOGIES INC.
                                            (Registrant)


Date:    June 25, 1998                   By: Leon E. Nowek
       ---------------------                 --------------

                                             /s/ Leon E. Nowek
                                             -----------------
                                               (Signature)*

      *Print the name and title of the signing officer under his signature

THIS IS THE FORM OF MATERIAL CHANGE REPORT REQUIRED UNDER SECTION 85(1) OF THE SECURITIES ACT.

                                     FORM 27
                                     -------

                                 Securities Act
                                 --------------


              MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT


Item 1.           REPORTING ISSUER
                  ----------------

                  TURBODYNE TECHNOLOGIES INC.
                  Suite 510, 1090 West Pender Street
                  Vancouver, British Columbia  V6E 2N7

                  Telephone:  604-682-8854
                  Facsimile:  604-688-8621


Item 2.           DATE OF MATERIAL CHANGE
                  -----------------------

                  June 24, 1998



Item 3.           PRESS RELEASE
                  -------------

                  June 24, 1998


Item 4.           SUMMARY OF MATERIAL CHANGE
                  --------------------------

                  Turbodyne   Technologies   Inc.  (the   "Company")   announced
                  financial results for its first quarter ended March 31, 1998.

Item 5.           FULL DESCRIPTION OF MATERIAL CHANGE
                  -----------------------------------

                  Turbodyne announced financial results for its first quarter ended March 31, 1998. The Company's revenues rose 7.5 per cent to $9.7 million from $9.0 million in revenues for its 1997 first quarter. The net loss for the quarter was $4.0 million, or 13 cents a diluted share, compared to a net loss of $2.0 million, or 12 cents a diluted share, for the quarter ended March 31, 1997. The weighted average basic and diluted shares outstanding for the 1998 first quarter were 31,172,000 compared to

                  16,641,000   weighted   average   basic  and  diluted   shares
                  outstanding  for 1997 first quarter.

                  "While revenues for the quarter increased by 7.5 per cent, sales in the light metals division were dampened by the production transfer of our wheel manufacturing into our newly acquired facility in Ensenada, Mexico," said Edward Halimi, Turbodyne's Chairman. "This resulted in lower delivery of wheels in January and February. It also resulted in higher costs in the our La Mirada, California facility, especially in excess overtime. These issues, along with some currency exchange loss, were the main reasons for the increase in the loss for the quarter. However, during March, the additional Mexico facility became operational and we expect to see improved economics during the second quarter."

                  "Also contributing to the first quarter loss were costs associated with the ramp-up of production facilities for Turbodyne's pollution control and engine performance technology, later stage research and development of the technology, and the various testing programs that we were or are currently engaged in around the world.," Mr. Halimi continued.


                  "Starting with our 1997 year end audit, we changed from Canadian GAAP to U.S. GAAP due to our pending domicile move to the United States," said Mr. Halimi. "This accounting change resulted in restating all of the quarterly figures for 1997 for comparison purposes."

                  Turbodyne's balance sheet has strengthened from the year ago quarter with a 42 per cent increase in current assets to $22.8 million, a 43 per cent increase in working capital to $11.3 million and a 29 per cent rise in total assets to $55.8 million. The Company's current ratio is 1.97 to 1.

                  During the first quarter, all holders of the Company's class A convertible Preferred Stock elected to exercise their conversion rights, which resulted in the issuance of 4,742,522 common shares.

                  "Management's outlook for the 1998 second quarter and the 1998 fiscal year remains strong for the Company as we roll out our new breakthrough technology on a global scale," Mr. Halimi continued. We began shipments of Turbopacs(TM) through our distribution agreement with Detroit Diesel Corporation for the EPA's Urban Bus Retrofit/Rebuild program in the second quarter. We also signed an agreement to provide Turbopac(TM) 1500 and 2200 models to a major European vehicle and engine manufacturer, with the Turbopacs(TM) to be installed during production on this manufacturer's 1999 models. We expect to begin shipments to this manufacturer in the latter part of the fourth quarter of this year. At this time, management does not expect this new agreement to have a material impact on the Company's 1998 top line growth."

                  Turbodyne Systems, the high technology division of Turbodyne, manufacturers, designs, markets and develops patented pollution-reduction, fuel economy and performance enhancing technology for internal combustion engines in the automotive, transportation, construction, marine, agriculture, mining, military and power generation industries.

                  Offices and plants are located in Carpinteria, La Mirada, Encinatas and Woodland Hills, CA; Ensendada and Mexico City, Mexico; Northants, England; Frankfurt, Germany; Vancouver, Canada; and Paris, France.

                                -tables follow-

                          TURBODYNE TECHNOLOGIES INC.
                                AND SUBSIDIARIES

                          Consolidated Balance Sheets

                            March 31, 1998 and 1997

                          (in thousands of US dollars)

                                  (Unaudited)



                    ASSETS                                                    1998               1997
                                                                              ----               ----

Current Assets:

     Cash                                                                     $2,569              1,473

     Trade accounts receivable                                                11,566              7,249

     Employee advances receivable                                                805                 99

     Inventories                                                               6,598              5,767

     Prepaid expenses and other current assets                                 1,269              1,531
                                                                               -----              -----
               Total current assets                                          $22,807            $16,119



Property, Plant and Equipment, at cost, net                                   18,993             12,697

Goodwill, net                                                                 13,553             14,331

Other Assets                                                                     469                257
                                                                                 ---                ---

     LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
-------------------------------------------------------------------------------------------------------

                                       5

      Current maturities of long-term debt                                      $534               $931

      Current maturities of obligation under capital                             683                451
      leases

      Accounts payable and accrued liabilities                                 9,285              6,655

      Loan payable                                                             1,000                 --

      Income taxes payable                                                        48                210
                                                                   ----------------- ------------------
                  Total current liabilities                                  $11,550             $8,247

Long term debt, less current maturities                                       $9,354             $1,174

Subordinated convertible debenture                                             1,500                 --

Obligations under capital leases, less current                                 2,920              6,115
maturities
                                                                   ----------------- ------------------
                                                                             $25,324            $15,536
Stockholders' Equity

      Class A preferred stock, no par value. Authorized                           --                 --
      100,000,000 shares, none issued

      Class B preferred stock, no par value.  Authorized                          --                 --
      100,000,000 shares, none issued

      Common stock, no par value.  Authorized                                     --                 --
      100,000,000 shares; issued and outstanding
      36,275,579 shares in 1998 and 24,049,566 shares
      in 1997

      Additional paid-in capital                                              58,731             24,734

      Special Warrants                                                             -             16,007

      Cumulative currency translation adj.                                        22               (214)

      Accumulated deficit                                                    (28,255)           (12,659)
                                                                   ----------------- ------------------
                  Total Stockholders' Equity                                 $30,498            $27,868
                                                                             $55,822            $43,404
                                                                   ================= ==================


                           TURBODYNE TECHNOLOGIES INC.
                                AND SUBSIDIARIES

                      Consolidated Statements of Operations

                   Three months ended March 31, 1998 and 1997

           (in thousands of US dollars, except per share information)

                                   (Unaudited)


                                                                1998                   1997
                                                        ---------------------  ---------------------
Net sales                                                              $9,726                 $9,045

Cost of goods sold                                                      8,301                  6,797
                                                        ---------------------  ---------------------
       Gross profit                                                     1,425                  2,248
                                                        ---------------------  ---------------------
Selling, research, general                                              5,150                  3,850
   and administrative expenses
                                                        ---------------------  ---------------------
       Loss from operations                                            (3,725)                (1,602)

Other expense (income):                                                   285                    148

       Interest expense, net                                                -                    148

       Other, net                                                           -                    (11)
                                                        ---------------------  ---------------------
       Loss before income taxes                                        (4,010)                (1,739)

Income tax expense                                                          8                    232
                                                        ---------------------  ---------------------
       Net loss                                                       ($4,018)               ($1,971)
                                                        =====================  =====================
Net loss per share:

Basic loss per share                                                  ($0.13)                ($0.12)

Diluted loss per share                                                ($0.13)                ($0.12)

Weighted average shares used for basic and                         31,172,000             16,641,000
diluted loss per share
                                                        =====================  =====================


Item 6.           RELIANCE ON SECTION 85(2) OF THE ACT
                  ------------------------------------

                  Not applicable.


Item 7.           OMITTED INFORMATION
                  -------------------

                  Not applicable.

                                        7
Item 8.           SENIOR OFFICERS
                  ---------------

                  Mr. Walter F. Ware
                  President & Chief Executive Officer
                  c/o Turbodyne Technologies Inc.
                  21700 Oxnard Street
                  Suite 1550, Warner Center
                  Woodland Hills, California 91367

                  Telephone: (800) 350-2031
                  Facsimile:   (818) 593-2284

Item 9.           STATEMENT OF SENIOR OFFICER
                  ---------------------------

                  The  foregoing   accurately   discloses  the  material  change
                  referred to herein.

June 25, 1998
-------------
Date


/s/ Leon E. Nowek
-----------------
(signature)


Leon E. Nowek
-------------
Name


Director/Vice President
-----------------------
Position


Woodland Hills, California
--------------------------
Place of Declaration